ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

04 APR 12 AM 7:21

6 April 2004

04024267

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

PROCESSED
APR 15 2004
THOMSON FINANCIAL

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 4/14

ventracor

asx announcement

VentrAssist ™ Features at International Medical Conference

Sydney, 6 April 2004: Ventracor Limited (ASX:VCR) will be showcased to leading medical professionals from around the world at the International Society of Heart & Lung Transplantation (ISHLT) annual meeting in the United States this month.

The April 19 – 24 meeting in San Francisco will focus on the latest practices, emerging technologies and medical advances in the treatment of end-stage heart and lung disease.

Ventracor will be the only Australian participant in this prestigious event and will update targeted medical audiences on its VentrAssist™ 'artificial heart' – a third generation left ventricular assist system (LVAS) with a unique design which features only one moving part.

The VentrAssist™ LVAS provides left heart support and is designed as a permanent alternative to heart transplantation for hundreds of thousands of patients worldwide suffering end stage heart failure.

A Pilot Trial to establish the safety of the VentrAssist™ is being conducted at The Alfred hospital in Melbourne.

A trial to gather clinical data to support European approval is due to begin this July.

ISHLT is the world's leading organization for the professional education of medical professionals involved in heart and lung transplantation (www.ishlt.org).

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086